UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 1)

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-10533

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(K) SAVINGS AND RETIREMENT CONTRIBUTION PLAN FOR REPRESENTED HOURLY EMPLOYEES

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 11-K for the fiscal year ended December 31, 2012 filed by the U.S. Borax Inc. 401(K) Savings and Retirement Contribution Plan for Represented Hourly Employees (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 21, 2013 (the “Original Filing”) is being filed by the Registrant to amend the Original Filing to remove the audit report of McGladrey LLP, the Registrant’s former independent accounting firm, on the financial statements in the Original Filing, which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012 and the notes to the financial statements, and to mark such financial statements as being unaudited.

As a result of the foregoing, the financial statements included with this report should not be relied upon.

Unless expressly noted otherwise, the disclosures in this Form 11-K/A continue to speak as of the date of the Original Filing, and do not reflect events occurring after the filing of the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. 401(K) SAVINGS AND RETIREMENT CONTRIBUTION PLAN FOR REPRESENTED HOURLY EMPLOYEES

	By:	/s/ MATTHEW TOTSCH
Name: Matthew Totsch
General Manager Human Resources & HSE - Rio Tinto Minerals
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: July 20, 2015

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Financial Report

December 31, 2012 (Unaudited)

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011 (Unaudited)

	2012	2011
	(Unaudited)	(Unaudited)
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$36,416,142	$32,765,193

Receivables:
Dividends receivable	—	24,021
Notes from participants (Note 2)	2,797,676	2,593,210
Total receivables	2,797,676	2,617,231

Net assets available for benefits, at fair value	39,213,818	35,382,424

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(543,751)	(455,373)
Net assets available for benefits	$38,670,067	$34,927,051

See Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012 (Unaudited)

(Unaudited)
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$3,403,615

Interest income on notes from participants	48,101

Contributions:
Participants	1,926,577
Employer	671,756
Total contributions	2,598,333

Benefits paid to participants	(2,236,924)

Administrative expenses	(5,304)

Net increase before transfers	3,807,821

Transfers to the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (Note 1)	(64,805)
Net increase after transfers	3,743,016

Net assets available for benefits:
Beginning of the year	34,927,051
End of the year	$38,670,067

See Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 1.                                 Description of the Plan

The following description of the U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees (the Plan) provides only general information. Participants should refer to the plan document, summary plan description and union agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of U.S. Borax Inc. and its affiliates (collectively, the Company or the Employer), as defined in the plan document. Eligible employees can participate in the Plan through salary deferrals and Company match the first day of the calendar month after the employee’s employment commencement date, which generally is the employee’s date of hire.

U.S. Borax Inc. is an indirect, wholly owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the Master Trust), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. and its subsidiaries.

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount of not less than 1 percent and not more than 30 percent of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make after-tax contributions not less than 1 percent and not more than 30 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30 percent of each participant’s eligible compensation. Contributions are limited by the Internal Revenue Code (IRC), which established a maximum contribution of $17,000 ($22,500 for participants over age 50) for the year ended December 31, 2012. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans.

The Company matches participants’ contributions. For Boron participants, the Company matches 30 percent of the participants’ after-tax and/or before-tax contributions up to the first 5 percent of their eligible compensation. For Wilmington participants, the Company matches 35 percent of the participants’ after-tax and/or before-tax contributions up to the first 5 percent of their eligible compensation.

The Company also makes Retirement Contribution Plan (RCP) contributions. To be eligible for RCP contributions, the participant must be employed by the Company for 60 days. The Company contributes 4 percent of the participant’s adjusted compensation, as defined. The RCP contribution became effective for Wilmington hourly employees after June 16, 2011.

Matching contributions are recorded on the date the related participant contributions are withheld.

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s RCP contributions, an allocation of the plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 1.                                 Description of the Plan (Continued)

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return, and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination. Company RCP contributions are not eligible to be contributed to Rio Tinto common stock ADRs.

Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in collective trust funds.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s RCP contributions is based on years of continuous service. A participant is 100 percent vested after five years of credited service or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, may elect to receive lump-sum distributions, annuity distributions, or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and in-service withdrawals, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes from participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note from the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 9.50 percent at December 31, 2012.

Transfers: Company employees not represented by a collective bargaining unit (nonunion employees) participate in the Rio Tinto America Inc. 401(k) Savings and Investment Partnership Plan (RTA Plan). If employees change from nonunion to union status during the year, or vice versa, their account balances are transferred within the Master Trust between the Plan and RTA Plan.

Forfeitures: Forfeitures are used to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts were approximately $22,000. In 2012, employer contributions were reduced by approximately $20,000 from forfeited nonvested accounts and administrative expenses of approximately $5,000 were paid from forfeited nonvested accounts.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 2.                                 Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investments securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2012, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Default notes from participants are recorded as a distribution based on the terms of the plan document.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 2.                                 Summary of Significant Accounting Policies (Continued)

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Recent pronouncement: In 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, ASU 2011-04 requires additional fair value disclosures. The adoption of ASU 2011-04 as of January 1, 2012, did not have a material effect on the Plan or Master Trust’s net assets available for benefits or changes in net assets available for benefits.

Pending pronouncement: In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements and has been issued, but which the Plan or Master Trust have not yet fully adopted as the effective date is for fiscal periods beginning after December 15, 2012.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Note 4.                                Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 5.2 percent and 5.9 percent as of December 31, 2012 and 2011, respectively. The Master Trust also includes the investment assets of the following retirement plans:

•                  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                  Rio Tinto Alcan 401(k) Savings Plan for Former Employees

•                  Alcancorp Employees’ Savings Plan

•                  Alcancorp Hourly Employees’ Savings Plan

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 4.             Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012 and 2011:

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
	(Unaudited)	(Unaudited)	(Unaudited)
Investments at fair value:
Mutual funds	$321,715,507	$15,335,390	4.8
Stable value fund	194,572,398	14,796,439	7.6
Collective trust funds	125,736,983	2,128,148	1.7
Rio Tinto plc common stock ADRs	52,737,988	3,777,753	7.2
Interest-bearing cash	5,474,520	378,412	6.9
Net assets available for benefits, at fair value	700,237,396	36,416,142	5.2

Adjustment from fair value to contract value for fully benefit-responsive	(7,150,299)	(543,751)	7.6
Net assets available for benefits	$693,087,097	$35,872,391	5.2

	December 31, 2011
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
	(Unaudited)	(Unaudited)	(Unaudited)
Investments at fair value:
Mutual funds	$330,260,110	$14,400,281	4.4
Stable value fund	168,540,617	15,102,922	9.0
Rio Tinto plc common stock ADRs	48,415,374	3,124,654	6.5
Interest-bearing cash	2,156,593	137,336	6.4
Net assets available for benefits, at fair value	549,372,694	32,765,193	6.0

Adjustment from fair value to contract value for fully benefit-responsive	(5,081,722)	(455,373)	9.0
Net assets available for benefits	$544,290,972	$32,309,820	5.9

During 2012, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

(Unaudited)
Net appreciation in fair value of investments:
Mutual funds	$38,850,403
Collective trust funds	6,690,732
Rio Tinto plc common stock ADRs	9,187,061
Net appreciation in fair value of investments	$54,728,196

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 4.           Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2012:

(Unaudited)
Investment results:
Net appreciation in fair value of investments	$54,728,196
Interest and dividends	14,710,354
Net investment results	69,438,550

Net transfers	79,570,902
Administrative expenses	(213,327)
Increase in net assets	148,796,125

Net assets:
Beginning of year	544,290,972
End of year	$693,087,097

The following table presents the investments that represent 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent 5 percent or more of the Plan’s net assets as of December 31, 2012 and 2011:

	December 31,
	2012		2011
	Master Trust	Plan	Master Trust	Plan
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Invesco Stable Value Trust	$194,572,398	$14,796,439	$168,540,617	$14,400,281
Vanguard Institutional Index;
Class I Shares	54,743,013	*	43,086,458	1,648,927
Rio Tinto plc common stock ADRs	52,737,988	3,777,753	48,415,374	3,124,654
PIMCO Total Return Fund;
Institutional Shares	48,447,090	2,111,777	59,421,393	2,232,636
SSgA S&P 500 Index Fund;
Class N Shares	45,056,176	*	*	*
Dodge & Cox Stock Fund	44,236,592	2,972,262	50,931,220	2,659,997
Harbor Capital Appreciation Fund	*	2,719,556	41,215,278	2,645,879
Artisan Mid Cap Fund;
Institutional Shares	*	2,528,081	29,711,719	2,204,136

*Investment did not exceed 5 percent of the Master Trust’s or Plan’s net assets in the year indicated.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 5.           Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:         Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:         Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 5.           Fair Value Measurements (Continued)

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Mutual funds:
Large cap	$133,659,931	$—	$—	$133,659,931
Mid cap	34,764,146	—	—	34,764,146
Small cap	33,452,050	—	—	33,452,050
International	41,367,018	—	—	41,367,018
Bond investments	78,472,362	—	—	78,472,362
Stable value fund	—	194,572,398	—	194,572,398
Collective trust funds:
Bond investments	—	31,378,192	—	31,378,192
Commodities futures market	—	3,507,864	—	3,507,864
Foreign	—	23,288,813	—	23,288,813
Large Cap	—	45,056,176	—	45,056,176
Real estate	—	2,919,632	—	2,919,632
Small-mid cap	—	15,086,170	—	15,086,170
U.S. fixed-income securities	—	3,116,019	—	3,116,019
U.S. money market securities	—	1,384,117	—	1,384,117
Rio Tinto plc common stock ADRs	52,737,988	—	—	52,737,988
Interest-bearing cash	5,474,520	—	—	5,474,520
	$379,928,015	$320,309,381	$—	$700,237,396

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Mutual funds:
Large cap	$135,216,942	$—	$—	$135,216,942
Mid cap	41,301,152	—	—	41,301,152
Small cap	34,936,542	—	—	34,936,542
International	43,614,747	—	—	43,614,747
Blended investment	14,039,481	—	—	14,039,481
Bond investments	61,151,246	—	—	61,151,246
Stable value fund	—	168,540,617	—	168,540,617
Rio Tinto plc common stock ADRs	48,415,374	—	—	48,415,374
Interest-bearing cash	2,156,593	—	—	2,156,593
	$380,832,077	$168,540,617	$—	$549,372,694

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 5.           Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2012	2011	Frequency	Notice Period
	(Unaudited)	(Unaudited)
Stable value fund:
Invesco stable value fund (a)	$194,572,398	$168,540,617	Daily	None
Collective trust funds:
Bond investments (b)	31,378,192	—	Daily*	None
Commodities futures market (c)	3,507,864	—	Daily*	None
Foreign (d)	23,288,813	—	Daily*	None
Large Cap (e)	45,056,176	—	Daily*	None
Real estate (f)	2,919,632	—	Daily*	None
Small-mid cap (g)	15,086,170	—	Daily*	None
U.S. fixed-income securities (h)	3,116,019	—	Daily*	None
U.S. money market securities (i)	1,384,117	—	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)         The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The trust funds seek investment return that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.

(c)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 5.           Fair Value Measurements (Continued)

(d)         The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.

(e)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.

(f)           The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.

(g)          The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.

(h)         The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

(i)             The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds collective trust funds that are managed by State Street Global Advisors (SSgA), the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 912,975 and 990,443 shares of Rio Tinto plc common stock ADRs at December 31, 2012 and 2011, respectively, valued at $58.05 and $48.88, respectively. During the year ended December 31, 2012, purchases and sales of shares by the Master Trust totaled approximately $5,573,000 and $9,807,000, respectively.

During the year ended December 31, 2012, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements (Unaudited)

Note 8.           Tax Status (Continued)

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2009.

Note 9.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the Form 5500 as of December 31:

	2012	2011
	(Unaudited)	(Unaudited)
Net assets available for benefits as presented in the financial statements	$38,670,067	$34,927,051
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	543,751	455,373
Net assets available for benefits as presented in the Form 5500	$39,213,818	$35,382,424

The following is a reconciliation of the net increase in net assets available for benefits before transfers as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2012
(Unaudited)
Net increase in net assets available for benefits before transfers as presented in these financial statements	$3,807,821
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2011	(455,373)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2012	543,751
Net increase in net assets available for benefits before transfers as presented in Form 5500	$3,896,199

U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012 (Unaudited)

Description of Asset	Fair Value
(Unaudited)
Notes from participants, due in various amounts through January 2033, with interest rates ranging from 4.25% to 9.50%*	$2,797,676

*Party-in-interest transaction considered exempt by the Department of Labor.